UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                         Simione Central Holdings, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value

              (Upon Exercise of Warrants to Purchase Common Stock)
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                         (Title of Class of Securities)

                                    828654301
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                                 (CUSIP Number)

        Marc R. Paul, Esq., Baker & McKenzie, 815 Connecticut Ave., N.W.,
                      Washington, DC 20006 (202) 452-7000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 12, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1  Name of Reporting Person:           Mestek, Inc.
                                       25-0661650
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2  Check the Appropriate Box if a Member of a Group                     (a) |_|
                                                                        (b) |X|
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3  SEC Use Only

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4  Source of Funds

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5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)            |_|
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6  Citizenship or Place of Organization

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7  Sole Voting Power

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8  Shared Voting Power

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9  Sole Dispositive Power

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10 Shared Dispositive Power

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11 Aggregate Amount Beneficially Owned by Each Reporting Person

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12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
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13 Percent of Class Represented by Amount in Row (11)
                                    20.4 percent

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14 Type of Reporting Person

                                          CO

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SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Shares have been adjusted to reflect a one-for-five reverse stock split effective March 7, 2000.

(2) Mestek has the right, subject to certain conditions, to purchase up to approximately 378,295 shares (the "Option Shares") of Company Common Stock issuable pursuant to an Option Agreement dated as of March 7, 2000 between Mestek and the Company. The option only vests as currently outstanding options and warrants are exercised by Company option- and warrant-holders. Accordingly, Mestek has not included the Option Shares in the calculation of its beneficial ownership for purposes of this
         Schedule 13D.

         Mestek hereby amends its Schedule 13D as filed on March 17, 2000, and as amended by amendment no. 1 filed on June 14, 2000 (as amended the "Schedule 13D"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Simione Central Holdings, Inc., a Delaware corporation (the "Company").

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is amended by adding the following paragraph to the disclosure contained therein:

         On July 12, 2000, the Company issued to Mestek a warrant to purchase an aggregate of 104,712 shares of Common Stock (the "Guarantee Warrant"). The Guarantee Warrant was issued in consideration of Mestek's agreement to issue its guarantee with respect to the Company's $6 million senior debt revolving line of credit facility from Wainwright Bank & Trust Company. In consideration of the guarantee, the Company issued to Mestek the Guarantee Warrant at an exercise price of $2.51 per share.

         The exercise price of the Guarantee Warrant is subject to adjustment pursuant to an anti-dilution mechanism. This mechanism would, with certain exceptions, lower the exercise price of the warrants in the event of any subsequent issuance by the Company of Common Stock at a per share purchase price of less than $2.51. The mechanism also provides for adjustments for stock splits, stock dividends, or share reclassifications.

         The Guarantee Warrant also provides Mestek with registration rights whereby the Company will, upon written request of Mestek and no earlier than six months following the date of issuance of the Guarantee Warrant, effect up to three registrations of Common Stock received by Mestek upon exercise of the Guarantee Warrant. Pursuant to the Guarantee Warrant, the Company agrees to use its best efforts to utilize shelf registration under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). Similarly, if the Company effects registration on its own accord for any of its equity securities, Mestek will have the right to request registration of additional shares, subject to certain senior registration rights referenced in the Guarantee Warrant. The Company's obligation to register the Common Stock ceases if Mestek is entitled to sell the shares pursuant to Rule 144(k) of the Securities Act.

         The foregoing description of certain provisions of the Guarantee Warrant does not purport to be complete and is qualified by reference to the Guarantee Warrant, which appears as Exhibit 99 attached hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         All contracts, arrangements, understandings or relationships with respect to the securities of the Company between Mestek and any other person are described in Item 4 hereof, which is incorporated herein by reference, and in the Guarantee Warrant, which is attached hereto as Exhibit 99 and which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

EX-99 Warrant, dated July 12, 2000, issued by the Company to Mestek is attached hereto as Exhibit 99.

Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

Mestek, Inc.



                                                               July 17, 2000
By: /s/ Stephen M. Shea
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By:   Stephen M. Shea                                          Date
Its:  Senior Vice President - Finance